March 31, 2006
Mr. Jeffrey Gordon
Staff Accountant
United States
Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:	Form 8-K, filed on March 27, 2006 File No. 1-14260
Dear Mr. Gordon:
     The GEO Group, Inc. (“GEO”), hereby responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), as set forth in the letter dated March 29, 2006 (the “Letter”), with respect to GEO’s Form 8-K, Item 4.01, filed on March 27, 2006 (the “Form 8-K”).
     Please note that for your convenience of reference, we have recited below each comment included in the Staff’s Letter and provided GEO’s response to such comment. In addition, as requested, GEO has filed an amendment to the Form 8-K on Form 8-K/A (the “Form 8-K/A”) to reflect the comments below.
1.	Please amend the Form 8-K to state whether the former accountant resigned, declined to stand for re-election or was dismissed, as required by Item 304(a)(1)(i) of Regulation S-K.

The Form 8-K has been amended to reflect that the former accountant was dismissed by the Audit Committee of GEO’s board of directors.

2.	You disclose that during the fiscal years ended January 1, 2006 and January 2, 2005, and through March 21, 2006, you did not consult with your new accountant. This disclosure should cover the period prior to engaging your new accountant, which appears to be March 27, 2006. See Item 304(a)(2) of Regulation S-K. Please revise accordingly.

The Form 8-K has been amended to reflect that, during the fiscal years ended January 1, 2006 and January 2, 2005, and through March 27, 2006, the date that GEO engaged its new independent public accounting firm, GEO did not consult with the new firm regarding any of the matters described in Item 304(a)(2) of Regulation S-K.

3.	To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

GEO has included a letter with the Form 8-K/A from its former accountant stating that the accountant agrees with the statements made in the Form 8-K/A, with respect to those statements for which the former accountant has a basis to agree or disagree.
     In response to the request in your Letter, GEO hereby acknowledges that:
•	GEO is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	comments of the Staff or changes to disclosure in response to comments of the Staff in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	GEO may not assert comments of the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your attention to this matter. Please do not hesitate to contact the undersigned at (561) 999-7401 with any questions or comments you may have on the foregoing.

Very truly yours,
/s/ John G. O'Rourke
John G. O'Rourke
The GEO Group, Inc. Senior Vice President and Chief Financial Officer

cc:	John J. Bulfin David N. T. Watson Brian R. Evans Jose Gordo (via overnight mail)